MAGNACHIP SEMICONDUCTOR CORPORATION

c/o MagnaChip Semiconductor S.A.

74, rue de Merl, B.P. 709 L-2146 Luxembourg R.C.S.

Luxembourg B97483

(352) 45-62-62

VIA EDGAR AND OVERNIGHT DELIVERY

March 10, 2011

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

Attention:	Tim Buchmiller, Senior Attorney

Re:	Acceleration Request of MagnaChip Semiconductor Corporation (the “Company”)
Registration Statement of Form S-1 (File No. 333-165467) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 4:00 p.m. (Eastern Time) on March 10, 2011, or as soon thereafter as practicable. As previously discussed, on March 10, 2011 prior to effectiveness, we intend to file a pre-effective amendment No. 10 to the Registration Statement in the name of MagnaChip Semiconductor Corporation.

The disclosure in the Registration Statement is the responsibility of the Company. The Company acknowledges that staff comments or changes in response to staff comments in the disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Company also represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

Very truly yours,

MAGNACHIP SEMICONDUCTOR CORPORATION

By:	/s/ John McFarland
Name:	John McFarland
Title:	Senior Vice President, General Counsel and Secretary

cc: Jay Webb, SEC

     Julie Sherman, SEC

     Louis Rambo, SEC